

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2024

Andrew Milgram
Chief Executive Officer
Marblegate Capital Corp
411 Theodore Fremd Avenue
Suite 206S
Rye, New York 10580

> **Re: Marblegate Capital Corp**
> **Amendment No. 4 to Draft Registration Statement on Form S-4**
> **Submitted December 22, 2023**
> **CIK No. 0001965052**

Dear Andrew Milgram:

We have reviewed your amended draft registration statement and have the following additional comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

DePalma, page 238

1.   We note your disclosure that, "MAM has an indirect controlling interest in the DePalma Companies by virtue of its role as a registered investment advisor that receives management fees for investment management services that it performs for investors in various investment partnerships." Please provide us your accounting analysis that details the key facts, judgments and specific accounting guidance that you considered in making your determination that MAM had an indirect controlling interest in the DePalma companies.

2.   Please tell us if you believe that DePalma I and II are affiliates when applying the guidance in ASC 946 (e.g., ASC 946-10-15-6.b). Please tell us how you considered whether DePalma I and II were under common control. Please include all relevant accounting guidance you considered in making your determinations.

3.   If you believe that DePalma I and II are affiliates, please tell us if you believe the guidance in ASC 946-10-15-6.b results in both entities failing to meet the fundamental characteristics of an investment company if either entity fails to meet the criteria.

Note 5. Related Party Transactions, page F-72

4.   We note your disclosure of the nine funds that own DePalma I and II on page 3 in your definition of DePalma Equityholders. Those nine funds are consistent with your response to comment 43 in your response letter dated June 30, 2023 that indicates that different sets of funds own DePalma I and DePalma II. Since it appears that different sets of funds own DePalma I and DePalma II, please tell us why you disclose here and elsewhere in the filing that DePalma I and DePalma II are under the same ownership. Please revise your disclosure as needed.

Note 9. Related Party Transactions, page F-139

5.   We note your disclosure on page 193 that, "due to some member sensitivities around effectively connected income, upon foreclosure of a loan or surrender agreement, the underlying medallion collateral for the loan will be distributed out (in-kind) by DePalma I to the respective members and their respective feeders who then recontribute the medallion collateral (in-kind) into DePalma II, which is less sensitive to effectively connected income." Given that different sets of funds own DePalma I and DePalma II, please tell us in additional detail how the distribution and recontribution of medallions works between the funds that only have ownership in one DePalma entity.

6.   We note your disclosure on page F-115 that, "the fund Members of DePalma II have embedded in their fund structures a subchapter C corporation interposed within the applicable fund's structure, in which the corporation pays corporate level tax." Please provide us the organizational chart for DePalma II that shows where the subchapter C corporation is located and tell us how that structure will "block" receipt of effectively connected income by the Funds that are sensitive to effectively connected income.

 Please contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance